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Exhibit 77D

RiverSource Disciplined Small and Mid Cap Equity Fund
At a Board meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.

RiverSource Disciplined Small Cap Value Fund
At a Board meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.